FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No.  1          FRN Variable Rate Fix released on 17 June 2003
No.  2          Doc re. Pricing Supplement released on 17 June 2003
No.  3          FRN Variable Rate Fix released on 18 June 2003
No.  4          FRN Variable Rate Fix released on 18 June 2003
No.  5          Holding(s) in Company released on 19 June 2003
No.  6          FRN Variable Rate Fix released on 20 June 2003
No.  7          FRN Variable Rate Fix released on 20 June 2003
No.  8          Doc re. Pricing Supplement released on 20 June 2003
No.  9          Employee Share Option Scheme released on 20 June 2003


Document No. 1

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--June 17, 2003--

RE: NORTHERN ROCK PLC
    GBP 12,000,000.00
    MATURING: 15-Sep-2003
    ISSUE DATE: 15-Sep-1998
    ISIN: XSO090810119

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Jun-2003 TO 15-Sep-2003 HAS BEEN FIXED AT 3.836250 PCT

INTEREST PAYABLE VALUE 15-Sep-2003 WILL AMOUNT TO:
GBP 956.43 PER GBP 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 2

Pricing Supplement

Issuer:                           Northern Rock plc
Series Number                     255
Description:                      Issue of GBP 3,000,000 Floating Rate Notes
                                  due December, 2008
Currency/ Principal Amount:       Pounds Sterling ("GBP")
Issue Price:                      100.00 per cent.
Specified Denomination            GBP 10,000
Issue Date:                       17 June 2003
Maturity Date:                    11 December 2008
ISIN:                             XS0170701428

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No. 3

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--June 18, 2003--

RE: NORTHERN ROCK PLC
    GBP 4,750,000.00
    MATURING: 17-Mar-2004
    ISSUE DATE: 17-Mar-2000
    ISIN: XS0109323351

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17-Jun-2003 TO 17-Sep-2003 HAS BEEN FIXED AT 3.635000 PCT.

INTEREST PAYABLE VALUE 17-Sep-2003 WILL AMOUNT TO:
GBP 458.11 PER GBP 50,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3857/3855 OR FAX: 44 020 7508 3881

Document No. 4

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--June 18, 2003--

RE: NORTHERN ROCK PLC
    GBP 7,200,000.00
    MATURING: 18-Jun-2009
    ISSUE DATE: 18-Jun-2002
    ISIN: XS0149901190

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
18-Jun-2003 TO 18-Sep-2003 HAS BEEN FIXED AT 3.788750 PCT.

INTEREST PAYABLE VALUE 18-Sep-2003 WILL AMOUNT TO:
GBP 954.97 PER GBP 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 5

                               NORTHERN ROCK PLC

                     DISCLOSURE OF MAJOR INTEREST IN SHARES

In accordance with Sections 198-202 of the Companies Act 1985 (the Act), the Company has been notified on 17 June 2003 that FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders have a notifiable interest in 16,369,785 ordinary 25p shares of the Company representing a non-beneficial holding of 3.89% of the issued share capital of the Company.

FMR Corp. is the parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

FIL is the parent holding company for various direct and indirect subsidiaries including Fidelity Investment Services Limited (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise that of Mr Edward C Johnson 3d, 82 Devonshire Street, Boston, MA 02109 (a principal shareholder of FMR Corp. and
FIL) and interests held on behalf of authorised unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries and FIL and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under Section 208 (4) (b) of the Act, namely where a person, not being a registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under Section 203 of the Act respectively.

Document No. 6

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--June 20, 2003--

RE: NORTHERN ROCK BUILDING SOCIETY
    USD 6,038,000.00
    MATURING: 22-Sep-2004
    ISSUE DATE: 22-Sep-2000
    ISIN: XS0118133569

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
23-Jun-2003 TO 22-Sep-2003 HAS BEEN FIXED AT 1.087500 PCT.

INTEREST PAYABLE VALUE 22-Sep-2003 WILL AMOUNT TO
USD 2.75 PER USD 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3857/3855 OR FAX: 44 020 7508 3881.

Document No. 7

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--June 20, 2003--

RE: NORTHERN ROCK BUILDING SOCIETY
    GBP 6,000,000.00
    MATURING: 19-Mar-2008
    ISSUE DATE: 24-Mar-2003
    ISIN: XS0165745893

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
19-Jun-2003 TO 19-Sep-2003 HAS BEEN FIXED AT 3.758750 PCT.

INTEREST PAYABLE VALUE 19-Sep-2003 WILL AMOUNT TO
GBP 94.74 PER GBP 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PELASE CONTACT THE RATE FIX DESK ON TEL:
44 020 7508 3857/3855 OR FAX: 44 020 7508 3881.

RATEFIX DESK
CITIBANK N.A., LONDON

Document No. 8

Pricing Supplement

Issuer:                           Northern Rock plc
Series Number                     257
Description:                      Issue of GBP 3,230,000 Floating Rate Notes due
                                  23 June, 2008
Currency/ Principal Amount:       Pound Sterling ("GBP")
Issue Price:                      100 per cent.
Specified Denomination            GBP 1,000
Issue Date:                       20 June 2003
Maturity Date:                    23 June 2008
ISIN:                             XS0171140345

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No. 9

                               NORTHERN ROCK PLC
                          EMPLOYEE SHARE OPTION SCHEME


Northern Rock plc (the Company) announces that on 20 June 2003 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 2,500, Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,164,725 Shares representing 1.23% of the Company's issued share capital.

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  23 June 2003             By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary